June 28, 2010

Prospectus

Western Asset

Emerging Markets Debt

Portfolio

Class : Ticker Symbol

A : LWEAX
C
FI
I	: SEMDX
IS	:

Western Asset

Global High Yield Bond

Portfolio

Class : Ticker Symbol

FI

I   : SIHYX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Western Asset Emerging Markets Debt Portfolio

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in funds sold by Legg Mason Investor Services, LLC (“LMIS”), the fund’s distributor. More information about these and other discounts is available from your financial intermediary, in this Prospectus on page 29 under the heading “Sales charges” and in the fund’s statement of additional information (“SAI”) on page 70 under the heading “Sales Charge Waivers and Reductions.”

Shareholder fees (paid directly from your investment) (%)
	Class A	Class C	Class FI	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	4.25	None	None	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	Generally, none	1.00	None	None	None
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class A	Class C	Class FI	Class I	Class IS
Management fees	0.75	0.75	0.75	0.75	0.75
Distribution and service (12b-1) fees	0.25	0.70	0.25	None	None
Other expenses	0.56	1.20[1]	1.40[1]	1.20	1.20[1]
Total annual fund operating expenses	1.56	2.65	2.40	1.95	1.95
Fees forgone and/or expenses reimbursed[2]	(0.31)	(0.95)	(1.20)	(1.00)	(1.15)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses	1.25	1.70	1.20	0.95	0.80

[1]	“Other expenses” for Class C, FI and IS shares are based on amounts for Class I shares because no Class C, FI and IS shares were outstanding during the fund’s last fiscal year.
[2]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses) so that total annual operating expenses are not expected to exceed 1.25% for Class A shares, 1.70% for Class C shares, 1.20% for Class FI shares, 0.95% for Class I shares and 0.80% for Class IS shares. This arrangement cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to the class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limit described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund's operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	547	868	1,211	2,178
Class C (with redemption at end of period)	273	733	1,320	2,913
Class C (without redemption at end of period)	173	733	1,320	2,913
Class FI (with or without redemption at end of period)	122	633	1,172	2,645
Class I (with or without redemption at end of period)	97	515	959	2,193
Class IS (with or without redemption at end of period)	82	501	946	2,183

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Western Asset Global High Yield Bond Portfolio

Fees and expenses of the fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder fees (paid directly from your investment) (%)
	Class FI	Class I
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None	None

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment) (%)
	Class FI	Class I
Management fees	0.55	0.55
Distribution and service (12b-1) fees	0.25	None
Other expenses	0.56[1]	0.36
Total annual fund operating expenses	1.36	0.91
Fees forgone and/or expenses reimbursed[2]	(0.41)	(0.21)
Total annual fund operating expenses after forgoing fees and/or reimbursing expenses	0.95	0.70

[1]	“Other expenses” for Class FI shares are based on amounts for Class I shares because no Class FI shares were outstanding during the fund’s last fiscal year.
[2]

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses) so that total annual operating expenses are not expected to exceed 0.95% for Class FI shares and 0.70% for Class I shares. This arrangement cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to the class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limit described above.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund's operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)	1 year	3 years	5 years	10 years
Class FI (with or without redemption at end of period)	97	390	705	1,599
Class I (with or without redemption at end of period)	72	270	484	1,100

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